Exhibit 10.2

November 27, 2022

Atul Kavthekar

3407 Fairmont Avenue

Naperville, IL 60564

Via email: atulkavthekar@gmail.com

Dear Atul,

We are pleased to extend to you an offer of employment as Chief Financial Officer of P3 Health Partners. We believe that all employees contribute directly to the Company’s growth and success, and we look forward to you being a member of our team. Following are the terms of our offer of employment:

Position: Chief Financial Officer

Report To: Chief Executive Officer (currently Sherif Abdou, MD, MMM, FACP, FACPE)

Annual Base Salary: $450,000

Start Date: December 12, 2022

Signing Bonus: We are pleased to offer you a signing bonus of $50,000, to be paid within 15 days following the six-month anniversary of your Start Date (the “Signing Bonus”), subject to your continued employment through such six-month anniversary. If you separate employment (voluntarily or involuntarily) from the Company within one year following such six-month anniversary, you agree to repay a pro rata portion of the Signing Bonus.1

Benefits: During your employment, you will be eligible to participate in all Company benefits, subject to the terms of the plan, program, or policy. Your health and wellness benefits are expected to begin the first day of the month that occurs after 30 days following your Start Date. The benefits include a 401(k) plan.

1 The amount of repayment shall be the full amount of the Signing Bonus multiplied by a fraction: the numerator of which is equal to the number of days you worked following such six-month anniversary, and the denominator of which is 365.

Relocation: P3 offers relocation benefits to support your move to Henderson. You will be reimbursed for reasonable expenses incurred by you, including up to two home finding trips, movement of household goods up to $25,000, temporary housing for up to two months up to $12,000 in the aggregate, shipment of one automobile, and final move expenses, all in accordance with the Company’s relocation reimbursement policy.

Travel: As an officer of the Company, travel is required to attend meetings, engage with potential clients, develop relationships with physicians, clinical teams, etc. and the overall build of the organization. You will be entitled to reimbursement for all reasonable and necessary out-of-pocket business and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company's expense reimbursement policies and procedures.

Annual Incentive: During your employment, you will be eligible to receive an annual performance bonus based on the achievement of the Company's and your target performance goals and metrics, established by the Board of Directors (or a subcommittee thereof) each year, beginning with 2023. Your target bonus will be equal to 50% of your base salary. You must be employed by the Company on the date an annual bonus is paid in order to receive the bonus.

One-Time Equity Grant: Subject to the approval of the Company’s Board of Directors, P3 will grant you a non-qualified option to purchase 600,000 shares of P3’s Class A common stock (the “Stock Option”). The Stock Option shall have an exercise price per share equal to the Fair Market Value on the grant date (as defined in the 2021 P3 Health Partners Inc. Incentive Award Plan (the “Plan”)) and shall be subject to the terms and conditions applicable to options granted under the Plan and a stock option agreement prescribed by the Company. You will vest in 25% of the Stock Option on the first anniversary of your Start Date (the “Initial Vesting Date”), and the remaining 75% will vest in equal annual installments over the following three years on each anniversary of the Initial Vesting Date, subject to your continued employment through the applicable vesting date.

Severance: In the event your employment is terminated by the Company without “cause” (as determined by the Company in its sole discretion, you will receive a lump sum payment equal to six months of base salary at the annual rate of pay in effect on the date of termination (the “Severance Pay”), payable within 30 days following your termination date, subject to your timely execution and non-revocation of a general release of claims (in a form prescribed by the Company) and your compliance with certain restrictive covenants, including non-competition and non-solicitation covenants.

Taxes: All payments to you under this letter will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation and the Company and its affiliates are entitled to withholding any and all such taxes from mounts payable under this letter. No amount that is deferred compensation subject to Section 409A of the Internal Revenue Code, as amended (the “Code”) shall be payable pursuant to this letter unless your termination of employment constitutes a “separation from service” from the Company within the meaning of Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder (“Section 409A”). For purposes of Section 409A, your right to receive any installment payments under this letter shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment. Notwithstanding the foregoing, no compensation or benefits, including without limitation any severance payments or benefits described above, shall be paid to you during the six-month period following your “separation from service” from the Company if the Company determines that paying such amounts at the time or times indicated in this letter would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such 6-month period (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of your death), the Company shall pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period.

This letter is designed to outline your offer of employment and is contingent upon a final reference and passing the preemployment background and drug screening. Please signify by signing this letter that you understand that employment with P3 shall be at-will, and either party will be free to end this relationship for any reason or no reason.

We look forward to having you as part of our team here at P3 Health Partners. Please return this signed letter.

If you have any questions or concerns about this letter, please do not hesitate to contact me at (702) 910-3951. Please indicate your acceptance by signing and returning this document to me as soon as possible, via scan or mail to 2370 Corporate Circle, Suite 300 Henderson, NV 89074.

Sincerely,

/s/ Sherif Abdou, M.D.
Sherif Abdou, MD, MMM, FACP, FACPE
Chief Executive Officer

I agree to the terms stipulated and indicate my acceptance by signing and returning this document via DocuSign.

Date:	11/27/2022

Signed:	/s/ Atul Kavthekar